Exhibit 99.5

ANNUAL SHAREHOLDERS’ MEETING OF

EMERA INCORPORATED

NOTICE TO REGISTERED SHAREHOLDERS

REGARDING ACCESS TO EMERA’S MANAGEMENT INFORMATION CIRCULAR

and ANNUAL REPORT

  MEETING DATE and LOCATION

  Date:              Thursday, May 20, 2021

  Time:              11:00 a.m. Atlantic time

  Place:             Emera Place

                          Halifax, Nova Scotia, Canada

  Live audio webcast: https://web.lumiagm.com/429761988

  Meeting password: emera2021 (case sensitive)

Q	WHY AM I RECEIVING THIS NOTICE?

A

As permitted by Canadian securities regulators, Emera Incorporated (“Company”) is providing you with access to our management information circular (“Information Circular”) for the annual shareholders meeting (“Meeting”) as well as the 2020 Annual Report (together, the “Meeting Materials”), electronically, instead of mailing paper copies. This notice provides you with information on how to view the Meeting Materials online and / or request paper copies. Accompanying this notice is the proxy form that you will need to vote.

Q	WHERE CAN I ACCESS THE MEETING MATERIALS ON-LINE?

A	The Meeting Materials can be viewed online at www.meetingdocuments.com/astca/ema as of Thursday, April 8, 2021 for a period of one year following the Meeting, or at www.SEDAR.com.

Q	HOW CAN I OBTAIN A PAPER COPY OF THE MEETING MATERIALS?

A

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials free of charge by calling the phone number, sending an email or accessing the website below:

➣ Phone number: Toll free 1-888-433-6443 (or 1-416-682-3801 for shareholders outside of Canada and the United States)

➣ Email address: fulfilment@astfinancial.com

➣ Website: www.meetingdocuments.com/astca/ema

Paper copies requested before the date of the Meeting will be sent to you within three business days of receiving your request. Therefore, to receive the Meeting Materials prior to the proxy deadline for the Meeting described below, you should make your request before 11:00 a.m. Atlantic time on Wednesday, May 5, 2021. To receive the Meeting Materials prior to the Meeting you should make your request before 11:00 a.m. Atlantic time on Friday, May 7, 2021.

Requests for paper copies of the Meeting Materials can be made until one year following the Meeting.

Q	WHAT MATTERS ARE BEING RECEIVED OR VOTED ON AT THE MEETING?

A	Shareholders are being asked to vote on the following items of business:

MEETING BUSINESS ITEM	INFORMATION CIRCULAR REFERENCE

1. Election of the Board of Directors – elect directors of the Company for the ensuing year.	See the section entitled “Business of the Meeting – Election of the Board of Directors” in the Information Circular for more information.

2. Appointment of Auditors – appoint Ernst & Young LLP as auditors for the ensuing year.	See the section entitled “Business of the Meeting – Appointment of Auditors” in the Information Circular for more information.

3. Authorize Remuneration of Auditors – authorize the directors to fix the remuneration of the Auditors.	See the section entitled “Business of the Meeting – Auditors’ Fee” in the Information Circular for more information.

4. Say on Pay – an advisory resolution on the Company’s approach to executive compensation.	See the section entitled “Business of the Meeting – Advisory Vote on Executive Compensation” in the Information Circular for more information.

5. Senior Management Stock Option Plan Amendment – increase the maximum number of common shares reserved for issuance under the Plan.	See the section entitled “Business of the Meeting – Senior Management Stock Option Plan Amendment” in the Information Circular for more information.

All Shareholders are reminded to review the Information Circular and 2020 Annual Report before voting.

Q	HOW DO I VOTE MY SHARES?

A

You may vote by Internet, telephone, posted mail, delivered mail, e-mail, fax or via live webcast. Details of the methods of voting can be found on your accompanying proxy form. You will need your control number contained in the proxy form in order to vote by telephone, by Internet or via the live webcast.

To be valid, proxy forms or voting instructions must be received by Emera’s Corporate Secretary, c/o AST Trust Company (Canada) at P.O. Box 721, Agincourt, ON M1S 0A1 by no later than 5:00 p.m. Atlantic time on Tuesday, May 18, 2021 or, if the Meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days before the reconvened meeting date. Emera reserves the right to accept late proxies or voting instructions and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy or voting instructions.

If you wish to appoint someone else to participate and vote virtually on your behalf, you MUST appoint your chosen proxyholder using your proxy form. IN ADDITION, in order for your chosen proxyholder to participate and vote virtually at the Meeting, you must contact AST by 5:00 p.m. Atlantic time on Tuesday, May 18, 2021 to request a new Control Number for the Meeting. In order to request a new Control Number, you may contact AST either by telephone at 1-866-751-6315 (toll-free in North America) or 1-212-235-5754 (outside North America) or by going to AST’s website at: https://lp.astfinancial.com/control-number-request-en.html and completing an electronic form. This form once completed and submitted online will generate a message to AST to send the new Control Number to the designated proxyholder. This new Control Number will allow your chosen proxyholder to log in to and vote at the Meeting. Without a new Control Number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Q	WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT NOTICE & ACCESS?

A

Shareholders with questions about notice and access can call toll free at 1-888-433-6443 or 1-416-682-3801 for holders outside of Canada and the United States, respectively, or email fulfilment@astfinancial.com.

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